[WARNACO LETTERHEAD]

May 29, 2008

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Warnaco Group, Inc. Form 10-K for Fiscal Year Ended December 29, 2007 File No. 001-10857

Dear Ms. Jenkins:

Set forth below is the Company's response to the comment raised in the Comment Letter dated May 20, 2008.  For the convenience of the Staff, the response has been numbered to correspond with the comment in the Comment Letter.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-11

1.
We note your disclosure indicating that your total pension liabilities are determined by third party actuaries using assumptions provided by you.  We also note your reference on page 34 to an independent third party appraisal firm that assisted in determining your reorganization values.  Given your reference to the use of such experts, please revise your disclosure in future Exchange Act filings to name experts that determined the valuations of your pension liabilities and performed the appraisals of your assets and liabilities.  In future Exchange Act filings, please include consents of the named experts as exhibits if the financial statements have been incorporated by reference into your registrations statements.  As an alternative, you may delete all references to third-party appraisals in future Exchange Act filings.

We acknowledge the Staff's comment and will either include the consent of named experts in future filings or eliminate the reference to a third party appraiser in the determination of the Company’s reorganization value and in the determination of the valuation of our pension liabilities.

Office of Beverages, Apparel and Healthcare Services May 29, 2008 Page

We acknowledge that we are responsible for the adequacy and accuracy of disclosure included in our filings.  We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 287-8280.

Very truly yours,

/s/ Ericka N. Alford

Ericka N. Alford Vice President, Associate General Counsel and Assistant Secretary

cc:	Alan C. Myers, Skadden, Arps, Slate, Meagher & Flom LLP Joseph R. Gromek, The Warnaco Group, Inc. Lawrence R. Rutkowski, The Warnaco Group, Inc. Deloitte & Touche, LLP